FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange dated March 23, 2011

Item 1

City of Buenos Aires March 23, 2011

Mssrs.
To the Buenos Aires Stock Exchange

Re: YPF Sociedad Anónima Announces Pricing of Secondary Offering by Repsol

YPF Sociedad Anónima (NYSE: YPF, BASE: YPFD), a stock corporation organized under the laws of the Republic of Argentina, announces the pricing of a public offering of 26,215,000 of its American Depositary Shares, or ADSs, each representing one share of its Class D common stock, Ps.10 par value per share, at a public offering price of $41.00 per ADS.  The size of the offering was increased from the previously announced offering of 24,270,306 ADSs. All of the ADSs in the offering are to be sold by Repsol YPF S.A. (“Repsol”), a selling shareholder, which as of March 21, 2011, controlled approximately 75.89% of YPF’s capital stock and voting rights.  Repsol has granted the underwriters a 30-day option to purchase up to 3,930,898 additional ADSs at the public offering price. YPF will not receive any proceeds from the sale of ADSs by Repsol in this offering. The offering is expected to close on March 28, 2011, subject to customary closing conditions. Credit Suisse, Deutsche Bank Securities, Goldman, Sachs & Co., Itaú BBA, Morgan Stanley, Raymond James and Santander Investment are acting as underwriters for the offering.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state in which such offer, solicitation or sale is not permitted. Copies of the final prospectus supplement and accompanying prospectus may be obtained from:

Credit Suisse, Prospectus Department, 1 Madison Ave, New York, NY 10010, (800) 221-1037; Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, telephone: 1-800-503-4611, email: prospectus.cpdg@db.com; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; Itaú BBA USA Securities, Inc., 767 Fifth Avenue 50th Floor, New York, NY 10153, USA, Att.: Equity Sales Desk; Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone at 866-718-1649, or by email at prospectus@morganstanley.com; Raymond James, Kent Nelson (Equity Capital Markets), email: kent.nelson@raymondjames.com, Tel: + 1 727-567-2456 or Carlos A. Iglesias (Investment Banking); Tel: + 54-11-4850-2510, email: carlos.iglesias@raymondjames.com.ar; and Santander Investment, Attn: Alexander Robarts, 45 East 53rd Street, New York, NY 10022, email: arobarts@santander.us.

Forward-Looking Statements

This press release contains certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those expected or projected in the forward-looking statements. You are urged to carefully review and consider the Company’s various disclosures, including but not limited to risk factors contained in the prospectus supplement related to the offering and the reports the Company files with the Securities and Exchange Commission.

Investor Relations Contact:

YPF S.A.
Gabriel E. Ábalos
Inverstor Relations Manager
inversoresypf@ypf.com
tel.: +5411-5441-5531

Repsol YPF, S.A.
María Victoria Zingoni
Investor Relations Director
mvzingonid@repsol.com
Tel +34 91 753 1198

Sincerely,

Guillermo Reda
Market Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 23, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer